ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 12 MARCH 2004
9:00AM (WST)

04 MAR 30 AM 7:21

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

04010949

SUPPL

DOCUMENTS TO BE SENT TO SECURITY HOLDERS

Woodside Petroleum Ltd. wishes to advise that the 2004 Notice of Annual General Meeting and Proxy Form will be mailed to shareholders today.

Shareholders who have elected to receive an Annual Report will also receive a copy of the 2003 Concise Annual Report and/or 2003 Full Financial Report.

Copies of the above documents will be lodged with the ASX following this announcement and will also be available on Woodside's website at www.woodside.com.au.

KAREN LANGE
Company Secretary

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